Hey Sam,

Yesterday, we launched a brand new offering featuring Ed Ruscha. You may know that Ruscha is an incredibly important Pop artist, or that he's one of the most expensive living American painters—but did you know that he's also been called "the King of California Cool?"

UBS Contemporary Art

The king of California cool

A new exhibition of works by Ed Ruscha highlights the artist's extraordinary six-decade career, drawn exclusively from the UBS Art Collection

3 min read

Ruscha got that title largely because his approach to Pop Art reflects classic West Coast themes, from car culture and freeway billboards to Hollywood iconography. This approach set him apart from New York Pop artists like Warhol, solidifying his place in the California canon.

According to our data, he's the top-selling living American so far this decade, with $370 million in auction sales since the start of 2020, including a new $68.2 million record price on a painting last year.

Plus, he's popular among the Hollywood collector class. Big names like Brad Pitt, Marc Jacobs, Owen Wilson, Steve Martin, and more have collected his paintings. Jeff Bezos even bought one at auction for $52 million in 2019!

All of these accomplishments are why Ruscha is considered the king. If you want to add shares today, check out our new offering, and view the offering circular below.

99% PROGRESS

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com

1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA. Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the SEC. As such, no offer consideration is currently being solicited or accepted and any such offers may be revoked before notice of SEC qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

*On February 10, 2025, the Painting was appraised by Masterworks at a fair market value of $900,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.2 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. Valuation of unique art objects requires a high degree of subjectivity, so while the Company acknowledges that a sale at a public auction is one of the strongest indicators of value, it is not the only piece of information that should be taken into account. Unlike an auction for homogenous commodities with a deep demand base, the market for fine art is far more idiosyncratic and inefficient. The Company believes that it is typical for a buyer to overpay or underpay for an item relative to its fair market value depending on a variety of factors, where a single event can have a significant impact on supply and demand. This is the case because the art market is characterized by a limited number of potential buyers, particularly for items as valuable as the Artwork. Therefore, the singularity of each item, the timing and location of particular sales, and global economic conditions, may all significantly influence the outcome of a sale. The appraisal itself contains valuable information for potential investors, including a description of the methodology and specific attributes of the Artwork considered by Masterworks to be meaningful in the determination of fair market value. Notwithstanding the foregoing, investors should not place undue emphasis on the appraised value. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

Record work by Ed Ruscha (*Standard Station*, *Ten-Cent Western Being Torn in Half*)not included in set of similar sales to the live Offering (*Masterworks 472*).

Auction House estimates are based on a variety of unique factors. Investors are cautioned to rely on estimates as guarantees of the actual selling price. Unlike final sale price, estimates do not include fees.

Celebrities referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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